Exhibit 2.1

REBORN COFFEE, INC.

AND

BBANG SSAEM CO., LTD.

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is entered into, on the day of November 6, 2024, by and between:

1.	Reborn Coffee, Inc., a California corporation with a principal office lateced at 580 N Berry St., Brea, CA 92821 (hereinafter referred to as the “Buyer”); and

2.	Bbang Ssaem Co., Ltd., a South Korea corporation with a fictitious name of Bbang Ssaem Bakery Café Korea, with a principal office located at 6th FL, 59-5, Magokjungang-ro, Gangseo-gu, Seoul, Republic of Korea (hereinafter referred to as the “Seller” and where the context so permits, Seller, and Buyer are hereinafter individually referred to as “Party” and collectively as “Parties”).

RECITALS:

1.	The Seller is a corporation duly organized and existing under the laws of the Republic of Korea with its registered office at 6th FL, 59-5, Magokjungang-ro, Gangseo-gu, Seoul, Republic of Korea, having issued and outstanding 120,000 ordinary shares which represents 100% of the total issued and outstanding equity of the Seller immediately prior to the execution of this agreement.

2.	The Seller desires to issue additional 166,000 shares (the “Shares”) to the Buyer, which will ultimately make the Buyer own 58% of total outstanding shares, 286,000, of the Seller after the issuance of the Shares.

3.	The Buyer has agreed to acquire the Shares at a purchase price of USD 1,000,000 (the “Consideration”) subject to certain terms and conditions as set out herein.

4.	In accordance with the terms and conditions of this Agreement, the Seller desire to issue and transfer the Shares to the Buyer, and the Buyer desires to acquire the Shares from the Seller.

NOW THEREFORE, in consideration of the premises contained herein, the Parties agree as follows:

1.	INTERPRETATION

1.1.	The Recitals and all schedules attached hereto shall form an integral part of this Agreement and shall be read with it as one unit.

1.2.	The capitalized terms have the following meanings unless inconsistent with the context of this Agreement or otherwise defined in this Agreement:

“Accounting Standards”	mean the International Financial Reporting Standards;

“Agreement”	means this share purchase agreement and its schedules together with any variations or amendments to the same as may be agreed in writing from time to time by the Parties;

“Assets”	mean all the assets and property owned or used by the Company in connection with the Business, including, but not limited to, goodwill and Intellectual Property Rights as determined in accordance with the Accounting Standards;

“Board”	means the board of directors of the Company (as defined below) from time to time;

“Business”	means the commercial activities for which the Company is established;

“Business Day”	means any day banks are open in California;

“Company”	means Bbang Ssaem Co., Ltd., an incorporated South Korea company with EIN 587-87-01472 duly organized and existing under the laws of the South Korea with its registered office at 6th FL, 59-5, Magokjungang-ro, Gangseo-gu, Seoul, Republic of Korea;

“Competent Authority”	means any governmental or municipal authority or similar institutions;

“Confidential Information”	means any information:

(a) relating to the Business, the Company, the transaction or the terms or existence of this Agreement; or

(b) disclosed by either Party to the other on the express basis that such information is confidential; or

(c) which might reasonably be expected by either Party to be confidential in nature,

provided that where information relates exclusively to one Party, nothing in this Agreement shall require that Party to maintain confidentiality in respect of that Information;

“Consideration”	means the total consideration for the issuance and acquisition of the Shares as more particularly described in clause 2.2;

“Encumbrances”	mean any mortgage, charge, pledge, lien, assignment, option, restriction, claim, right of pre-emption, right of first refusal, third party right or interest, other encumbrance, adverse right or security interest of any kind, and any other preferential arrangement (including title transfer and retention arrangements) having a similar effect;

“Closing Date”	means November 6, 2024;

“General Assembly”	means the meeting of the general assembly of the shareholders;

“Execution Date”	means the date on which this Agreement is entered into;

“Balance”	means that unpaid part of the Consideration which is payable under clause 2.2(c);

“Intellectual Property Rights”	mean rights in trademarks, rights in designs, patents, copyright, moral rights, database rights, rights in know-how and all other intellectual property rights in each case whether registered or unregistered, together with applications for the grant of any of these rights, and together also with all rights or forms of protection having equivalent or similar effect to any of the foregoing which

“Liabilities”

may subsist anywhere in the world;

mean all costs, expenses, losses, damages, claims, proceedings, awards, fines, orders and other liabilities (including reasonable legal and other professional fees and expenses) whenever arising or brought as determined in accordance with the Accounting Standards and any other liabilities whether disclosed or not;

“Material Adverse Change”	means any material change in the Business, operations, Assets, Liabilities, financial condition, licenses, permits of the Company which adversely affect the value of the Shares;

“Regulations”	means the regulations of the Company as amended from time to time;

“Recitals”	means the recitals to this Agreement;

“Revised Company Documents”	mean document(s) issued by the Registry General and any relevant Competent Authorities in California to the Buyer’s satisfaction evidencing Buyer as the owner of all of the Shares;

“Shares”	means all the Shares of the Company equivalent to 58 percent of its Share Capital;

“Share”	means a share in the capital of the Company;

“Share Capital”	means the entire issued share capital of the Company as amended from time to time;

“Registry General”	means the Registrar General’s Department under the Ministry of Justice and Attorney General;

“US Dollars” or “USD”	mean the lawful currency for the time being of the United States of America;

1.3.	In this Agreement, unless there is something in the subject or content inconsistent with such construction or unless it is otherwise expressly provided:

(a)	words importing one gender include every gender and words importing the singular include the plural and vice versa;

(b)	words importing persons include corporations and vice versa and include their respective heirs, personal representatives, successors in title or permitted assignees, as the case may be;

(c)	any reference to a recital, paragraph, sub-paragraph, clause, sub-clause, schedule, annex or party shall be to a recital, paragraph, sub-paragraph, clause, sub-clause, schedule, annex or party of, or to, this Agreement and any reference to this Agreement or any of the provisions hereof shall include all amendments and modifications made to this agreement from time to time in force;

(d)	any reference to “writing” or cognate expressions includes any communication effected by facsimile transmission, electronic mail or other comparable means;

(e)	any reference to a “day”, “week”, “month” or “year” is to that day, week, month or year in accordance with the Gregorian calendar; and

(f)	if any period of time is specified from a given day, or the day of a given act or event, it is to be calculated exclusive of that day and if any period of time ends on a day which is not a Business Day, then that period is to be deemed to expire on the next following Business Day.

2.	ISSUANCE OF SHARES

2.1.	The Seller shall issue with full title guarantee and the Buyer will acquire the Shares, free of any and all Encumbrances and with all rights attached to them in accordance with terms and conditions of this Agreement.

2.2.	The Consideration, for the issuance of the Shares, shall be paid as follows; provided, however, that the Consideration is set based on the estimated Total Valuation Price, which is subject to adjustment upon the due diligence and audit performed by Buyer during the Due Diligence Period pursuant to clause 2.7:

(a)	Buyer shall pay $200,000 in cash to Seller by December 31, 2024;

(b)	Buyer shall pay $800,000 of common shares issued at the lowest daily VWAP price over the previous 5 trading days on January 31, 2025 to Seller; and

(c)	As a result, the total purchase price, as the Consideration, which Buyer shall pay, is USD 1,000,000.

2.3.	Payment of the cash Consideration shall be made to such bank account as the Seller shall notify to the Buyer on or before the date of each designated date above.

2.4.	Notwithstanding the acquisition of the Shares by the Buyer, the Buyer shall not be responsible for any past and/or present obligations or liabilities of Seller individually or the Seller in their indiviudal capacity, and the Seller is solely liable to any obligations or liablities caused prior to the Execution Date.

2.5.	The Seller acknowledges that the Buyer has entered into this Agreement in reliance on the Seller’s Warranties, and the representations, warranties and undertakings on the part of the Seller’s set out in this Agreement.

2.6.	The Buyer acknowledges that the Seller has entered into this Agreement in reliance on the Buyer’s Warranties, and the representations, warranties and undertakings on the part of the Seller’s set out in this Agreement.

2.7.	Buyer shall conduct due diligence of the Company’s financial, legal standing and business operations commencing on the Closing Date for a period of 75 days (the “Due Diligence Period”). During the Due Diligence Period, the Seller agrees to fully cooperate with Buyer to satisfy all audit and other regulatory requirements of Buyer in connection with the audit of the Company’s financial statements. Based on the financial results of the audit of the Company, the parties shall negotiate in good faith to adjust the Consideration based on a Total Valuation Price reasonably determined by Buyer as reflected in the audit of the Company.

3.	representations and warranties and Undertakings

3.1.	Each Party hereby represents and warrants to the other that the execution and delivery by it of this Agreement and the performance of its obligations are enforceable against it in accordance with its terms.

3.2.	Each Party undertakes to the other that it shall take all practicable steps including without limitation, the exercise of votes it directly or indirectly controls at meetings of the Board and the General Assembly of the Company to ensure that the terms and conditions of this Agreement are complied with in full, and that it shall do all such other acts and things as may reasonably be necessary or desirable to implement this Agreement.

3.3.	In the performance of its obligations under this Agreement, each the Party shall comply with all applicable laws and regulations of any governmental entity or body.

4.	Seller’s WARRANTIES AND BUYER’S WARRANTIES

The Seller and the Buyer agree that the sale of Shares shall be subject to the warranties set out in Schedule 2 (“Seller’s Warranties and Buyer’s Warranties”).

5.	INDEMNITIES AND SET-OFF

5.1.	The Seller hereby undertakes to indemnify, and to keep indemnified, the Buyer and/or the Company, on first written demand of the Buyer, against all losses or liabilities (including, in particular, damages, legal and other professional fees and costs, penalties and expenses) which may be suffered or incurred by the Buyer and/or the Company which arise directly or indirectly from any of the following:

(a)	breach of any terms, promises, covenants or agreements of this Agreement by the Seller;

(b)	non-disclosure of all or any material information by the Seller to the Buyer in relation to the transactions contemplated herein;

(c)	any misrepresentation or fraud by the Seller under this Agreement; or

(d)	breach of any of the Seller’s Warranties by the Seller or any of the representation and warranties as contained in this Agreement being untrue or inaccurate.

5.2.	The Seller’s indemnity obligations to the Buyer under this clause 6 and/or any of his liabilities to the Buyer in connection with this Agreement may be set off against the Buyer’s obligations to pay the Consideration to the Seller.

5.3.	The Buyer hereby agrees to indemnifies, on first written demand of the Seller, and hold the Seller harmless from any and all losses, damages, costs, liabilities and expenses, including, without limitation, reasonable attorneys’ fees (and those fees incurred upon any appeals) incurred or suffered by the Seller as a result of the breach by the Buyer of any of the representations and warranties contained in this Agreement, the failure by the Buyer to comply with any of the covenants contained in this Agreement or any other default by the Buyers under the terms of this Agreement or, after the Closing, the failure by the Buyer to comply with any of the terms, covenants, conditions or other provisions in any of the Competent Authorities or any other default by the Buyer under any of the Permits (as defined in schedule 1). Clause 3.2(b) hereof sets forth the damages which the Seller is entitled to receive as a result of the Buyer’s failure to close the purchase and sale transaction and this clause 6.3 applies only to other breaches by the Buyer. Clause 3.2(b) hereof only limits the Seller’s rights hereunder for the Buyer’s failure to close the purchase and sale transaction. This Buyer’s indemnity provision shall survive the Closing hereunder.

6.	TAX

The Tax Effective date shall be December 31, 2024. Except as otherwise stated herein each Party shall bear its respective tax obligations arising from the transactions contemplated herein.

7.	ANNOUNCEMENTS

Save as required by law or any governmental or regulatory organization, no announcement or circular concerning the agreements contained herein or any matter ancillary to it and no disclosure of the terms of this Agreement will be made by either Party except with the prior written approval of the other Party.

8.	NOTICES

8.1.	Any notice or other communication given in connection with this Agreement will be in writing and will be delivered personally or sent by courier delivery service or by fax to the recipient’s address set out in this Agreement or to such other address which the recipient has notified in writing to the sender not less than seven (7) Business Days before the notice is dispatched.

8.2.	Any notice or other formal communication given under this Agreement may be delivered or sent by courier delivery or fax to the party to be served at its address as follows:

(a)	to the Seller at:

BBANG SSAEM CO., LTD.

6th FL, 59-5, Magokjungang-ro

Gangseo-gu, Seoul, Republic of Korea

Marked for the attention of: Mr. Jong Hyun Oh, CEO

(b)	to the Buyer at:

REBORN COFFEE INC.

580 N. Berry Street

Brea, CA 92821, U.S.A.

Marked for the attention of: Jay Kim, CEO

or at such other address or email address as it may have notified to the other Party in accordance with this clause 9.

8.3.	A notice or other communication is deemed given:

(a)	if delivered personally, upon delivery at the address provided for in this Agreement; or

(b)	if sent by courier delivery service, on the second Business Day after being picked up by the courier delivery service; or

(c)	if sent by fax, on completion of its transmission to the fax number provided for in this Agreement,

provided that, if it is delivered personally or sent by fax on a day which is not a Business Day or after 5 p.m. on a Business Day, it will instead be deemed to have been given or made on the next Business Day.

9.	ASSIGNMENT

9.1.	Neither Party may assign the benefit of or any of its rights under this Agreement without the prior written consent of the other Party such consent not to be unreasonably withheld or delayed.

9.2.	This Agreement will be binding and ensure for the benefit of the personal representative, successors in title and permitted assigns of each of the Parties, and references to the Parties will be construed accordingly.

10.	GENERAL

10.1.	Each Party will do, or procure the doing of, all acts and things and execute, or procure the execution of all documents as are necessary to give full effect to the terms of this Agreement.

10.2.	Failure or delay by any Party in exercising any right or remedy under this Agreement will not in any circumstances operate as a waiver of it, nor will any single or partial exercise of any right or remedy in any circumstances preclude any other or further exercise of it or the exercise of any other right or remedy.

10.3.	Any waiver of any breach of, or any default under, any of the terms of this Agreement will not be deemed a waiver of any subsequent breach or default and will in no way affect the other terms of this Agreement.

10.4.	The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law.

10.5.	No variation of this Agreement will be valid unless it is in writing and signed by or on behalf of each Party but no variation will require the consent of the Company.

10.6.	The illegality, invalidity or unenforceability of any clause or part of this Agreement will not affect the legality, validity or enforceability of the remainder.

10.7.	The Parties hereby warrant and confirm that they have full authority and power to enter into and perform the obligations assumed by them under this Agreement.

10.8.	Notwithstanding anything to the contrary contained in any constitutional document of the corporate entities mentioned herein or any other document the terms of this Agreement shall prevail between the Parties.

11.	COSTS

Unless otherwise provided, each Party shall bear their own costs in connection with the negotiation, preparation, execution and performance of this Agreement and any documents referred to in it.

12.	CONFIDENTIALITY

The Parties agree to maintain the terms of this Agreement, identity and personal information of the Parties, and all conversations and exchanged information (including the Confidential Information) in relation to each other, the Company, strictly confidential, with the exception of any required disclosure for compliance with applicable and enforceable laws or regulations.

13.	BINDING NATURE OF THE AGREEMENT

The terms set out in this Agreement are intended to be legally binding and shall so bind the Parties.

14.	ENTIRE AGREEMENT

This Agreement constitutes the entire understanding and agreement between the Parties and supersedes and replaces any and all arrangements, representations, statements, understanding or agreements between them relating to the subject matter of this Agreement whether written or oral, or which would be implied by the correspondence or conduct of the Parties.

15.	GOVERNING LAW AND JURISDICTION

15.1.	This Agreement and any disputes or claims arising out of or in connection with its subject matter shall be governed by and construed in accordance with the laws of the California.

15.2.	Any controversy, dispute or claim arising out of or relating to this Agreement or breach thereof shall first be settled through good faith negotiation between the Parties. If the dispute cannot be settled through negotiation, the Parties agree to attempt in good faith to settle the dispute by mediation or arbitration administered by the Judicial Arbitration & Mediation Service (“JAMS”). Any such mediation or arbitration shall take place in Orange County, California, at a time and place to be selected by the mediator or arbitrator. The Parties to the mediation or arbitration may have all rights and powers afforded to a civil litigant in California Superior Court, including the ability to conduct full discovery and shall be governed by the rules of civil procedure for actions filed in California Superior Courts as set forth in California Code of Civil Procedure (“CCP”). The Parties shall evenly divide the cost of the mediator or arbitrator’s fees. This provision shall only operate to require mediation or arbitration of claims for money damages. Should a party wish to seek injunctive or other non-monetary relief, those claims shall be brought in a court of competent jurisdiction.

16.	TIME IS OF ESSENCE

16.1.	Time is of the essence and performance of this Agreement in respect to all provisions of this Agreement that specify a time for performance, and failure to comply with this provision shall be a material breach of this Agreement.

18.	PREFFERED LANGUAGE

The original Ensligh version of this Agreement shall prevail in all respects, and in the event of any inconsistenct between translated versions and the English version, the English version shall take precedence. The translated versions of this Agreement are provided for reference purposes only and has no legal force or effect.

[Remainder of page intentionally left blank; signature page to follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement on the day and year first above written.

Seller:	Buyer:

Bbang Ssaem Co., Ltd.	Reborn Coffee, Inc.

/s/ Jong Hyun Oh	/s/ Jay Kim
Jong Hyun Oh, CEO	Jay Kim, CEO

SCHEDULE 1

CLOSING DATE

Part A: SELLER’S OBLIGATIONS

At the Closing Date, the Seller shall:

(a)	produce and/or deliver to the corresponding Buyer:

(i)	a copy of the current duly attested Regulations of the Company and copies of all amendments made thereto;

(ii)	all the original or copy of current licenses and registration certificates of the Company;

(iii)	the original current certificate of incorporation of the Company;

(iv)	paid invoices for parts, raw materials and services for the Annual Overhaul as well as all relevant support documents indicating the actual cost of such parts, raw materials, and services;

(v)	the original share certificates representing the Shares; and

(vi)	details of the bank account in which the Consideration is to be remitted by the Buyer

(vii)	letters of resignations of the directors and the secretary from their respective offices in the Company, with a written acknowledgement from each of them in such form as the Buyer requires that each of them has no claim, against the Company in respect of breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other grounds whatsoever.

(viii)	A written shareholders’ resolution by the Seller appointing the designated persons of Buyer as directors of the Company;

(ix)	Written board resolutions authorizing and approving the following matters:

●	approving the transfer of the Shares; and

●	any other matter others required for the valid completion of the transactions contemplated in this agreement.

(b)	attend or have his authorized attorney attend relevant Competent Authorities, with the Buyer or its authorized attorney to finalize, prepare, execute and deliver all of the applications, forms, resolutions and documentation required to procure the issue of the Revised Company Documents, including the payment of any applicable fees and execution of the shares transfers in favor of the Buyer in respect of all of the Shares (the “Share Transfer Forms”).

Part B: BUYER’S OBLIGATION

At the Closing Date, Buyer shall:

(a)	produce and/or deliver to the Seller all the applications, forms, resolutions and documentation as required for the Buyer to acquire the Shares in its name; or as may be deemed necessary by the Buyer, all of which must be validly completed and executed by Buyer’s authorized signatory in accordance with applicable laws and regulations (collectively, the “Permits”);

(b)	cooperate with the Seller in good faith to ensure the orderly transition of the Company from the Seller to the Buyer by immediately procuring the issue of the Revised Company Documents, recording required documents, and commencing operational transitions to minimize disruption to the Company business; and

(c)	attend or have its authorized attorney attend relevant Competent Authorities, with the Seller or his authorized attorney to finalize, prepare, execute and deliver all of the applications, forms, resolutions and documentation required to procure the issue of the Revised Company Documents, including the payment of any applicable fees and execution of the Share Transfer Forms.

SCHEDULE 2

SELLER’S WARRANTIES AND BUYER’S WARRANTIES

A. SELLER’S WARRANTIES

Except as otherwise disclosed in this Agreement (including without limitation Sections 3.5 and 3.6 of this Agreement), each Seller individually represents and warrants, as of the Closing Date, that the sale and purchase of the Shares under this Agreement shall be subject to the following warranties:

1.	THE Shares

a.	The Seller is the exclusive legal and beneficial owner of the Shares and such title is free and clear of all Encumbrances of any kind whatsoever.

b.	The Seller has full legal right, power, authority and capacity to sell, assign, transfer and convey or to cause the sale, assignment and transfer of the Shares pursuant to this Agreement.

c.	The issuance to the Buyer of the Shares will transfer the Shares to the Buyer with all rights and title thereto.

d.	The Shares are validly issued and registered and fully paid.

2.	Existence

a.	The Company is a limited liability company duly organized and validly existing under the laws of South Korea and has full power and authority to own its respective property and to carry on the Business.

b.	The Seller is not aware of, and has not directly or indirectly taken, any action to delete the registration of the Company, to have a receiver or administrative receiver (or any person occupying an analogous position or office in any relevant jurisdiction) appointed in respect of the Company or in respect of the whole or any part of the Assets or undertaking of the Company or to have an order made or petition presented for the dissolution or winding up of the Company or for the appointment of a liquidator.

3.	Capital and Assets

a.	The Share Capital of the Company as stated in Recitals is complete and accurate and are fully paid.

b.	The Shares are legally issued by the Seller free from any Encumbrance or any claim to, or contract to grant, any Encumbrance.

c.	The Company has not allotted or issued any Shares nor has entered any contract that requires or may require the Company to allot or issue any share or loan capital, and the Company has not allotted or issued any securities which are convertible into share or loan capital.

4.	Title to the Assets

The Company has good and marketable title to each Asset. There are no Encumbrances over any of the Assets, and the Company has not agreed to create any Encumbrances over the Assets or any part of them.

5.	Employees

There are no amounts owing to any employees of the Company, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed.

6.	Statutory Restrictions

The Company has not, in relation to the Business, received notice from a Competent Authority of any breach by it of any regulation including any competition, anti-trust, anti-restrictive trade practice or consumer protection law, rule or regulation anywhere in the world or of any investigation, enquiry, report or order by or by reference to any regulatory authority under any such law, rule or regulation.

7.	Litigation

Neither the Company, nor any person for whose acts or omissions it may be vicariously liable:

(i)	is engaged in, subject to or threatened by any litigation, administrative, mediation or arbitration proceedings in relation to the Business or the Assets or any of them; or

(ii)	is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

8.	Insolvency

No order has been made or petition presented, meeting convened or resolution passed for the winding up of the Company, nor has any receiver been appointed or any distress, execution or other process been levied in respect of the Business or the Assets or any of them and no events have occurred which would justify any such proceedings.

9.	Intellectual Property Rights

The Seller has no knowledge of activities involved in the conduct of the Business infringe any Intellectual Property Rights of any third party.

10.	Financial Statements

The books of accounts and financial statements of the Company that have been furnished to the Buyer is true and accurate and fairly represent the financial conditions and the result of the operations of the Company for each fiscal year to which they pertain.

The Seller will be fully coopreative for the Buyer appointed financial auditors who will perform the financial statement audit for the years ended December 31, 2022 and 2023, and for the interim period financial statement review for the period ended September 30, 2024. Those audited and reviewed financial statements must be produced by January 25, 2025 so that the Seller shall be able to disclose its public filing in the system of US Securities and Exchange Commission.

11.	Restrictive Documents

None of the Company and Mr. Jung Hyun Oh are subject of, or a party to, any charter, by-laws, mortgage, lien, lease, license, permit, agreement, contract, instrument, law, rule, ordinance, regulation, order, judgment or decree, or any other restriction of any kind or character, which could prevent execution and delivery of this Agreement by the Seller, or which could prevent consummation of the transactions contemplated by this Agreement.

12.	Lease

All the lease agreements held by the Company are valid and subsisting and is in full force and effect and the Company has not received notice from the landlord (and the Seller is not aware of) any proposed, planned or threatened termination or amendment of any of these leases.

13.	Disclosure

To the best of the knowledge and belief of the Seller, this Agreement does not contain any untrue statement of a material fact or omits to state a material fact in respect of the Company or the Shares.

14.	No Claims, Liabilities or Material Adverse Changes

To the best of the knowledge of the Seller, there are no payables, claims, Liabilities or indebtedness against the Company (whether accrued, absolute, contingent or otherwise) including but not limited to any dues towards any governmental authorities, and there are no Material Adverse Changes.

15.	Licenses and Concessions

The Company possesses all licenses, permits, registrations and governmental approvals required to carry on its Business, and all such licenses, permits, registrations and approvals are in full force and effect.

16.	Compliance with Law

To the best of the knowledge and belief of the Seller, the Company and the conduct of the Business are in material compliance with all applicable laws in any jurisdictions, including laws, regulations or ordinances of South Korea.

17.	No Other Agreements

The Seller has not entered into any agreement with any person other than the Buyer to sell the Shares.

18.	Tax and Customs Duties

There are no outstanding tax obligations, customs duties, fines or interest on late payments in respect of the same or in respect of any other government dues owing by the Company.

19.	Neither the execution and delivery of this Agreement, the performance of obligations nor the consummation of the transactions contemplated hereby will conflict or be inconsistent with any of the terms, covenants, conditions or provisions of, or constitute a breach or default under or violation of any agreement to which THE SELLER is a party.

B. BUYER’S WARRANTIES

Except as otherwise disclosed in this Agreement (including without limitation Sections 3.5 and 3.6 of this Agreement), Buyer represents and warrants, as of the Closing Date, that the sale and purchase of the Shares under this Agreement shall be subject to the following warranties:

1. SOLE RELIANCE

Except as expressly set forth in this Agreement, the Buyer represents and warrants that it is relying solely upon its own inspection, investigation and analyses of the Shares and the Company in purchasing the Shares and is not relying in any way upon any representations, statements, agreements, warranties, studies, reports, descriptions, guidelines or other information, documentation or material furnished by the Seller or his representatives, whether oral or written, express or implied, or arising by operation of law, of any nature whatsoever regarding any of the foregoing matters.

2. DISCLAIMERS

Except as expressly set forth in this Agreement, the Buyer represents and warrants that it has independently examined, investigated and inspected the Shares and the Company, and that it is acquiring the Shares on an “as is,” “where is,” and “with all faults” basis without representation or warranty by Seller whatsoever including, without limitation, in connection with the Permits.

3. DEFAULTS

The Buyer represents and warrants that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any breach of the terms of, conditions of, or constitute a default under, any instrument or obligation by which the Buyer is bound, or violates any order, writ, injunction or decree of any court in any litigation to which Buyer is a party.